"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 04 2014 SEC MAIL PROCESSING SECTION WASH., D.C. 189

14040094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carreden Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Moraga Way, Suite 209
(No. and Street)

Moraga (City) | California (State) | 94556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Meyer — 925-247-0950 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael C. Allen & Co., CPA's PLLC
(Name – *if individual, state last, first, middle name*)

1983 Marcus Avenue, Suite 137 (Address) | Lake Success (City) | NY (State) | 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

CARREDEN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 148,405
Accounts receivable	776,623
Deferred receivables	1,350,586
Other assets	3,162
TOTAL ASSETS	$ 2,278,776
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses and commissions payable	$ 788,123
Long-term expenses payable	1,350,586
TOTAL LIABILITIES	2,138,709
Stockholders' equity	
Common stock, No par value; 1,000 shares authorized, 100 shares issued and outstanding	25,000
Additional paid-in-capital	406,361
Retained earnings (deficit)	(291,294)
TOTAL STOCKHOLDERS' EQUITY	140,067
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,278,776

See notes to financial statements

OATH OR AFFIRMATION

I, Greg Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carreden Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VICE PRESIDENT

Title

Notary Public

ROBERT MARTIN
COMM. # 1899619
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXPIRES AUG. 14, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 148,405
Accounts receivable	776,623
Deferred receivables	1,350,586
Other assets	3,162
TOTAL ASSETS	$ 2,278,776
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses and commissions payable	$ 788,123
Long-term expenses payable	1,350,586
TOTAL LIABILITIES	2,138,709
Stockholders' equity	
Common stock, No par value; 1,000 shares authorized, 100 shares issued and outstanding	25,000
Additional paid-in-capital	406,361
Retained earnings (deficit)	(291,294)
TOTAL STOCKHOLDERS' EQUITY	140,067
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,278,776

See notes to financial statements